2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR FISCAL 2011

WINNIPEG, Manitoba – (September 28, 2011) Medicure Inc. ("Medicure" or the "Company") (NEX:MPH.H) today reported the results of operations for the fiscal year ended May 31, 2011. All amounts referenced herein are in Canadian dollars unless otherwise noted.

In fiscal 2011, the Company’s primary operating focus was on the sale and marketing of the acute care cardiovascular drug, AGGRASTAT® (tirofiban hydrochloride) in the United States and its territories through its U.S. subsidiary, Medicure Pharma, Inc. The Company’s research and development program was focused on AGGRASTAT and, on the clinical development of TARDOXALTM for neurological disorders. During the fiscal year, the Company also continued to work through a formal and comprehensive strategic review as first announced on January 13, 2010. This process culminated in the settlement of debt in the amount of US$32,839,659 owing to Birmingham Associates Ltd., along with other related transactions, all of which are further described in the July 18, 2011 press release.

Corporate Update

Strategic changes made over the past year, coupled with focused capital conservation efforts, have assisted the Company in reducing its use of capital. The Company's ability to continue in operation for the foreseeable future remains dependent upon the effective execution of its business development and strategic plans. The debt settlement announced on July 18, 2011, provides a new basis for the business and the Company estimates it has sufficient working capital and revenue to fund ongoing operations for the foreseeable future.

The ongoing focus of the Company and its primary asset of interest is AGGRASTAT. In parallel with its ongoing commitment to support the product, the Company is in the process of developing and implementing a new regulatory, brand and life cycle management strategy for AGGRASTAT. The objective of this effort is to further expand AGGRASTAT’s share of the US $400 million glycoprotein IIb/IIIa (GP IIb/IIIa) inhibitor market. GP llb/lla inhibitors are injectable platelet inhibitors used to treat acute coronary syndromes and related conditions.

AGGRASTAT Update

During the fourth quarter of fiscal 2011, net sales of AGGRASTAT were $774,000, up from $570,000 in the fourth quarter of fiscal 2010.

Financial Results

Net revenue for the year ended May 31, 2011 was $3,628,000, compared to $3,317,000 for the year ended May 31, 2010, an increase of 9%. All of the Company’s sales are denominated in US dollars. The increase is attributable to an increase in wholesale purchasing of AGGRASTAT®, a reduction in hospital discounts and fluctuations in foreign currency exchange rates. Although wholesale purchasing generally reflects hospital demand, it is also subject to fluctuations attributed to wholesaler inventory adjustments.

Research and development expenditures decreased to $205,000 in fiscal 2011 as compared to $393,000 in fiscal 2010, due to reductions in the funds allocated by the Company to advance its TARDOXALTM trial.

Selling, general and administrative expenditures were $2,818,000 for the fiscal year ended May 31, 2011 compared to $4,475,000 for the fiscal year ended May 31, 2010, a decrease of $1,657,000. Selling, general and administrative expenditures decreased during the year ended May 31, 2011 as compared to same period in the prior year, mainly due to reduced payroll costs, lower average US exchange rates for the period, and cost reductions resulting from the Company’s cost curtailment program. These decreases were partially offset by an increase in legal and professional fees related to the ongoing strategic review as first announced on January 13, 2010.

As a result of the above noted items, the financial results for the year ended May 31, 2011 include a consolidated net loss of $2,014,109 or $0.02 per share, compared to $5,532,506 or $0.04 per share for the year ended May 31, 2010.

At May 31, 2011, the Company had cash and cash equivalents totalling $750,184, compared to $371,262 as of May 31, 2010. Cash flows from (used in) operating activities for fiscal 2011 were $477,479, compared to ($1,452,809) for fiscal 2010.

As further described in the Company’s Management’s Discussion and Analysis and in the notes to the financial statements for fiscal 2011, the ability of the Company to continue as a going concern is dependent on many factors. The actions, described above are intended to contribute to support the validity of the going concern assumption used in preparing the financial statements. There is no certainty that these actions or others will be sufficient to permit the Company to continue as a going concern.

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel small molecules to treat cardiovascular and neurological disorders. The primary business activity of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT® (tirofiban HCl) for acute coronary syndromes in the United States, where it is sold through the Company’s US subsidiary, Medicure Pharma, Inc.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Forward Looking Information Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2010.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com